EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						September 30,
	2003	2004	2005	2006	2007	2008
Fixed charges and preferred stock dividends:

Interest	$ 345	$ 332	$ 342	$ 413	$ 379	$ 241

Interest portion of annual rentals	4	4	5	6	6	2

Preferred dividends of subsidiaries (1)	11	12	10	15	14	11

Total fixed charges	360	348	357	434	399	254

Preferred dividends for purpose of ratio	-	-	-	-	-	-

Total fixed charges and preferred dividends for purpose of ratio	$ 360	$ 348	$ 357	$ 434	$ 399	$ 254

Earnings:

Pretax income from continuing operations	$ 814	$ 1,105	$ 947	$ 1,732	$ 1,649	$ 1,217

Add:
Total fixed charges (from above)	360	348	357	434	399	254

Distributed income of equity investees	72	59	73	431	19	85

Less:
Interest capitalized	26	8	28	58	100	75

Equity in income (loss) of unconsolidated subsidiaries and joint ventures	5	36	66	156	90	228

Minority interest in income of consolidated subsidiaries	-	-	-	7	31	4

Total earnings for purpose of ratio	$ 1,215	$ 1,468	$ 1,283	$ 2,376	$ 1,846	$ 1,249

Ratio of earnings to combined fixed charges and preferred stock dividends	3.38	4.22	3.59	5.47	4.63	4.92

Ratio of earnings to fixed charges	3.38	4.22	3.59	5.47	4.63	4.92

(1) In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.